Exhibit 99.1

Vertical Aerospace Announces Financing Commitments of Approximately $100 Million to Advance Certification and Commercialisation

Investments strengthen financial position following major technical and commercial milestones, historic public flight demonstrations and growing government and partner support

LONDON/NEW YORK – August 10, 2026 - Vertical Aerospace ("Vertical" or the "Company") (NYSE: EVTL), a global aerospace and technology company pioneering electric aviation, today announced financing commitments of approximately $100 million from existing and new investors to support continued progress toward the certification and commercialisation of its Valo aircraft platform.

Financing Highlights

The proposed $100 million of financing comprises three components:

•	$40 million from Mudrick Capital Management, L.P. (“Mudrick Capital”) through the combination of a recently closed $5 million draw plus a $35 million accelerated draw planned by August 12, 2026, each under the Company’s existing $50 million convertible note facility, reflecting the continued commitment of Vertical’s largest shareholder.

•	$35 million equity investment from a group of existing and new investors in an underwritten offering of units, each comprising one ordinary share and one warrant, at a price of $1.05 per unit. The offering priced today and is expected to close on or about August 11, 2026.

•	$25 million issuance from the Company’s preferred equity facility with Yorkville Advisors Global, L.P. which will settle today.

Stuart Simpson, CEO of Vertical Aerospace, said:

“Following the momentum generated by our progress over the last six months, including our piloted transition demonstrations at Farnborough, we are focused on converting operational progress and partner engagement into continued advancement of our certification and commercialisation strategy. The support, reflected in these financings via new investors alongside further commitments from existing investors, demonstrates strong confidence in Vertical’s market position and progress, providing near-term flexibility to execute the next phase of our plan.”

The additional capital is intended to provide greater financial resilience and support continued progress towards several important programme priorities, including:

•	Critical Design Review, which establishes the certifiable design baseline for its aircraft and enables the build and test of certification-conforming aircraft.

•	The opening of Vertical’s expanded Energy Centre to triple battery production capacity.

•	Development of future production capabilities, including the planned establishment of production facilities in the UK.

•	The retrofit of the Company’s third prototype aircraft for hybrid-electric flight testing in the first half of 2027.

Investment Follows Significant Technical and Commercial Progress

The financings follow a period of significant operational and commercial momentum for Vertical. Earlier this year, the Company became only the second company globally to complete a piloted transition flight in a full-scale tiltrotor eVTOL, a landmark achievement on the path to certification.

That momentum continued at the Farnborough International Airshow, where Vertical completed five successful demonstration flights in five days, including the first public piloted eVTOL transition flights at the show, showcasing how its aircraft will operate in real-world environments in front of more than 140,000 trade and public visitors.

The Company also recently announced:

•	Advanced discussions with the UK Government for up to £10 million ($13.5 million) of support for its first full-scale production facilities and further support for next-generation charging technologies.

•	The expansion of its defence activities through a partnership with Near Earth Autonomy, a proven provider of autonomous flight systems.

•	Confirmed interest from the UK Ministry of Defence in its hybrid-electric and autonomous capabilities.

•	Joining VERTI-GO, a Honeywell Aerospace-led European initiative to accelerate the integration of eVTOL aircraft into European airspace.

Agreement in Principle with Mudrick Capital

Mudrick Capital’s component of the proposed financing, set forth in a non-binding agreement in principle, remains subject to the negotiation and execution of definitive agreements. There can be no assurance that the Company and Mudrick Capital will enter into definitive agreements or that this component of the transaction will be consummated on the terms currently contemplated, or at all. Any description of the Mudrick Capital proposed financing or its terms contained in this press release are intended only as a summary.

Additional information regarding the financing components, including a discussion of terms and final terms of the executed equity and preferred equity offerings, can be found in the Reports on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on August 10, 2026. The Company will provide updated cash and liquidity guidance alongside its half-year results on August 13, 2026. To access the webcast, visit Vertical’s Investor Relations website: Vertical Aerospace Group Ltd. - Vertical Aerospace Q2’26 Business Update Call. If unable to attend the webcast, to listen by phone, please dial +1 833-461-5787 or +44 808 196 8935; meeting ID: 222 109 240.

A replay of the webcast will be available on the Company’s website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market. Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated benefits and terms of each of the financings described herein, including the expected participants and timing of closing for the equity investment and execution of definitive documentation for the proposed financing with Mudrick Capital, and the Company's anticipated use of proceeds; the Company's path to and expected timing of certification milestones including CDR; the Company's strategy to access capital in a capital-efficient and minimally dilutive manner; anticipated improvements in the Company's equity valuation; the UK Government package to support the Company’s planned global full-production sites in UK, which remains subject to the completion of legal, subsidy control, due diligence and ministerial approval processes; the interest from the Ministry of Defence in the defence applications for Vertical’s eVTOL, hybrid-electric and autonomous capabilities; the non-binding Memorandum of Understanding between Vertical and Near Earth Autonomy and its anticipated benefits, the integration of autonomous flight systems with Valo; the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialisation of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Vertical Aerospace Media:
Justin Bates, Head of Communications
justin.bates@vertical-aerospace.com
+44 7878 357 463

Vertical Aerospace Investor Relations:
Gillian Levine, Investor Relations Lead
gillian.levine@vertical-aerospace.com
+1 248 470 8732